
03051850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
APR 24 2003
WASH, D.C.
180

SEC FILE NUMBER
8-9840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FRANK CHAPPELLE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 SOUTHBRIDGE PARKWAY, SUITE 519
(No. and Street)

BIRMINGHAM,	ALABAMA	35209-1301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(205) 802-1101
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

E. L. GOOLSBY & COMPANY, P.C.
(Name — *if individual, state last, first, middle name*)

1920 HUNTINGTON ROAD, SUITE 105	BIRMINGHAM	ALABAMA	35209
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RAMSEY REICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANK CHAPPELLE & COMPANY, INC., BIRMINGHAM, ALABAMA, as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES OCTOBER 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NASD

April 21, 2003


SEC MAIL PROCESSING
RECEIVED
APR 24 2003
WASH, D.C.
180
SECTION

Mr. Ramsey K. Reich
President
Frank Chappelle & Co, Inc.
2000 Southbridge Pkwy, Suite 519
Birmingham, Alabama 35209-1301

Dear Mr. Reich:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (Reports to Be Made by Certain Brokers and Dealers). The report as submitted was found to be deficient in that it did not contain the following article.

- Facing Page (Form X-17A-5 Part III) or An Oath or Affirmation, pursuant to 1998 Regulatory & Compliance Alerts, Volume 12, Number 1, (Signed by a duly authorized officer, general partner, or proprietor of the member firm; and notarized).

Consequently, your submission is not in compliance with the filing requirements of the Rule. Failure to fully comply with the filing requirements of the Rule is a serious matter and can result in your firm's membership in the Association being suspended. Therefore, it is recommended that the Rule be reviewed in detail by you and your independent public accountant to assure all required statements and schedules are filed.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office, the NASD Rockville office, and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submission must include a new completed Part III Facing Page with an original oath or affirmation. Please attend to this matter promptly.

If you have any questions, please contact Steven M. Cervantes, Senior Compliance Examiner, at (504) 522-6527.

Sincerely,



Brian J. Hartmann
Supervisor of Examiners

BJH/kr

cc: U.S. Securities and Exchange Commission
Southeast Regional Office
1401 Brickell Avenue, Suite 200
Miami, Florida 33131

New Orleans District Office
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA
tel 504 522 6527
fax 504 581 3699

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

E.L. Goolsby & Company, P.C.
Certified Public Accountants
1920 Huntington Road, Suite 105
Birmingham, Alabama 35209

Joseph D. Wright, Jr.
Core Examiner, NASD District 5